Exhibit 99.2 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis

February 23, 2022

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2021, dated February 23, 2022, should be read in conjunction with the Company’s 2021 audited consolidated financial statements and related notes for the year ended December 31, 2021. Our 2021 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are described in the Definitions of Non-IFRS and Other Financial Measures (“Definitions”) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the 2021 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Operating out of 400 offices around the world, our team of 25,000 connects our clients to the design expertise, technology, and innovation required to meet today's challenges and prepare for tomorrow's opportunities. Annual net revenue in 2021 of $3.6 billion was earned 29% in Canada, 50% in the United States and 21% from our Global operations. We remain committed to growing and diversifying sustainably for the benefit of our clients, employees, and shareholders.

As a recognized leader in sustainability with expertise across buildings, energy and resources, environmental services, infrastructure, and water sectors, Stantec is a trusted advisor for clients and communities addressing climate change, urbanization, and infrastructure resiliency. Over the next decade, an incremental US$2 trillion in emerging engineering and design opportunities are expected worldwide in areas like coastal resilience, ecosystem restoration, smart cities and urban places, and energy transition. This is on top of an already healthy level of business activity.

Stantec's vision is to remain a top tier global design firm that maximizes long-term, sustainable value.

Management's Discussion and Analysis
December 31, 2021	M-1	Stantec Inc.

Key components of our business model are:
1.Geographic diversification. We do business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.
2.Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Water, Buildings, Environmental Services, and Energy & Resources.
3.Design focus. We serve the design phase of buildings, energy, infrastructure, and water projects, which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4.Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2021 Key Accomplishments
Amidst the backdrop of an unrelenting COVID pandemic, Stantec made solid progress in 2021 towards achieving our long-term strategic ambitions. Despite the challenges presented by the pandemic, we delivered another year of record earnings, executed on our growth strategy by adding 3,200 people through six acquisitions, and continued to demonstrate our global leadership in sustainability.

Record Performance
The record results we generated in 2021 are particularly remarkable given that most of our people continued working from home. This is a testament to how strongly connected our people were prior to the pandemic, how reliable our business continuity and collaboration systems are, and how engaged our people have remained throughout the pandemic. The positive sentiment felt by employees was reinforced in our 2021 employee engagement survey results that saw our overall engagement score increase by 6% from pre-pandemic levels. This is particularly noteworthy when considering that other companies saw an average decline in employee engagement of 5%.

We continue to rigorously manage every aspect of our business with our “win – do – manage” mindset. On a constant currency basis, we grew net revenue by 2.6%, with revenue from acquisitions more than offsetting the slight organic retraction. As each quarter unfolded in 2021, we strengthened organic net revenue generation, driving Global to 8.9% organic growth for the year. Canada’s economic recovery was stronger than initially anticipated and, consequently, our organic net revenue growth for the year was almost sufficient to offset the impact of the descoped Trans Mountain Expansion Project (TMEP) contract. The turnaround in the US lagged, largely as a result of stalled US infrastructure funding legislation, but we successfully grew our US backlog to record levels and this, combined with notified awards not yet in backlog, is at the highest level it has ever been. Strong project execution, limited discretionary spending, our 2023 Real Estate Strategy, tax planning and optimization strategies, and working capital management further contributed to increased earnings.

Growth Through Acquisitions
Our approach to deploying capital to acquisitions continues to be disciplined and patient. The six acquisitions we completed in 2021 are consistent with our strategy of pursuing targeted small to medium-sized firms that bolster Stantec’s presence in key business lines and geographies and drive synergistic organic growth.

Acquiring Cardno was a key achievement in 2021. Cardno’s 2,750 employees significantly expand our footprint in the US and doubles it in Australia. With approximately half of Cardno’s revenue related to Environmental Services, we have significantly bolstered our platform as the world increases its focus on responding to climate change and environmental concerns. The balance of Cardno’s services relate to Infrastructure, Community Development, and Water, increasing our overall exposure to infrastructure stimulus spending in the US and Australia, which we expect to be a key driver of growth for the coming years.

In addition to Cardno, Stantec acquired two additional firms in Australia in 2021. GTA Consultants (“GTA”) specializes in transportation advisory, planning, analytics, engineering, and technical design. Engenium strategically positions Stantec in the rapidly growing renewable energy and mining spaces. These three acquisitions collectively bring our Australia headcount to 2,500, establishing Stantec as a top tier engineering and design firm in this key growth region. As Australia’s economic recovery from COVID accelerates, our critical mass and well-rounded business mix positions us favorably to provide significant client cross-selling opportunities and to capture an increased share of growth opportunities.

Management's Discussion and Analysis
December 31, 2021	M-2	Stantec Inc.

In the United States, Cardno was one of a series of investments we made to support our ability to deliver sustainability, climate and environmental solutions. Paleo Solutions (“Paleo”) brings archeological expertise that is in demand by the renewable energy, electrical generation, and transmission industries. Cox|McLain Environmental Consulting (“Cox|McLain”) gives us an important footprint in Texas and provides us with additional focus on environmental compliance and planning. Combined with Cardno’s natural resources, ecosystem assessment and restoration, and health sciences teams, these investments will help us serve the significant increase in demand we are seeing in this space. Cardno’s strong presence in transportation infrastructure and government services offerings dovetail particularly well with our client base and provides considerable opportunity for client and service expansion. Our US footprint of 10,500 employees puts us in prime position to secure an increasing market share of US Infrastructure spending.

We also strengthened our reach in Europe through the acquisition of Driven by Values in 2021, a Netherlands-based firm supporting the transition toward sustainable energy generation, sustainable building design, energy infrastructure upgrades, and e-mobility.

The Sustainability Imperative
In 2021, we continued to raise the bar on our commitment to sustainability leadership. We pledged to become carbon neutral for 2022 emissions and achieve a net zero transition by 2030 and took definitive actions this past year towards the achievement of these goals. Our commitments to reduce absolute scope 1 and 2 GHG emissions by 47% by 2030 from a 2019 base year and to reduce absolute scope 3 GHG emissions from business travel by 47% within the same timeframe has been validated by the Science Based Targets initiative as being in line with a 1.5°C trajectory. Our 2023 Real Estate Strategy, which remains on track to achieve a 30% reduction in Stantec's real estate footprint relative to 2019, is a core element that will contribute to achieving these targets.

We also announced a sustainability-linked loan structure for our existing $1.1 billion credit facility which incorporates Stantec’s emissions targets. As part of this new structure, we are very proud to be the first organization globally to incorporate the Bloomberg Gender Equality Index score as a metric. We are also the first in Canada to commit to directing proceeds from our sustainability-linked loan back into our communities to further climate action and social equity.

Stantec’s most important contributions to sustainability are in the work we do for our clients, who are increasingly seeking our expertise for solutions to address severe weather events, aging infrastructure, growing populations, and climate change.

A key indicator of the significant role we play is reflected in the substantial and growing proportion of our revenues that are aligned to the United Nation’s Sustainable Development Goal (SDG) framework. We were the first firm in our space to quantify our contributions to sustainability by reporting the revenue from projects aligned to the SDGs.

As the frequency and severity of extreme weather events increase, we are committed to continue rising to the challenge in support of our clients and communities. This past year, Hurricane Ida validated the pump station and levee design work we did around New Orleans in response to Hurricane Katrina. Neighboring parishes flooded by Hurricane Ida are now looking to Stantec for similar solutions. We were also called upon by the Metropolitan Transit Authority in New York to explore options to fortify their subway system against future flooding. And we were among the first to be called upon in British Columbia to address the catastrophic impacts to critical infrastructure caused by flooding in late 2021.These are just a few examples that highlight the trusted advisor role we play in strengthening the resiliency of our communities.

To further accelerate the velocity of our solution delivery in critical life-threatening situations, in 2021 our Innovation Office developed several digital applications to assist communities that are susceptible to floods and landslides. Stantec's Flood Plain Predictor applies cloud computing and machine learning to greatly reduce the time required to accurately predict flooding impacts, delivering lifesaving information that previously would have required three days of lead time. Our debris flow simulator can also quickly predict the path of landslides in areas that have experienced forest fires and are then subject to an extreme precipitation event. The resulting information can be used to identify critical infrastructure at risk and safe zones for staging recovery efforts. The recent flooding events in British Columbia demonstrate the important role these new tools could play in helping authorities manage their responses to extreme weather. Ultimately, integrating these systems into first response and disaster management platforms could provide advanced warning and lengthen preparation lead times.

Over the course of 2021, we continued to receive recognition from independent parties for our industry-leading corporate sustainability actions and the positive effect our project work and investments in innovation have on

Management's Discussion and Analysis
December 31, 2021	M-3	Stantec Inc.

strengthening the sustainability and resiliency of our world. These accolades are a tremendous source of pride for our 25,000 employees who continually strive to live our core value of doing what is right.

Looking Ahead
Looking forward, we are very optimistic. In addition to increased infrastructure spending in the US and other core markets, our focus on growing our US federal exposure has resulted in a significant step change in our market share of US Federal Indefinite Delivery Indefinite Quantify (IDIQ) programs. We are now supporting ten times the total IDIQ framework value we were a year ago. We expect both our increased presence at the Federal level and infrastructure stimulus to further bolster our US backlog, which achieved record levels this year. Add to this the strength we are already seeing in our Canadian and Global operations, the positive benefit from Cardno and our other recent acquisitions, and we believe we are exceptionally well positioned to address these opportunities as we enter 2022.

A key priority in 2022 will be to successfully complete the integration of Cardno. We will also continue to focus on growth. We see strong tailwinds to support our organic growth initiatives, and our balance sheet strength and pipeline of potential opportunities continues to support further M&A growth in 2022. And we intend to continue to drive margin and earnings growth through continued operational excellence.

Management's Discussion and Analysis
December 31, 2021	M-4	Stantec Inc.

Strategic Acquisitions Completed in 2021 and 2020
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Teshmont Consultants LP (Teshmont)	October 2020	Winnipeg, Manitoba	63					●
United States
Wenck	December 2020	Minneapolis, Minnesota	300				●
Paleo Solutions, Inc. (Paleo)	September 2021	Los Angeles, California	65				●
Cardno Limited (Cardno)	December 2021	Boulder, Colorado	1,500	●			●
Cox|McLain Environmental Consulting, Inc (CMEC)	December 2021	Austin, Texas	70				●
Global
AGEL adviseurs (AGEL)	November 2020	Oosterhout, Netherlands	75				●
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135	●
Engenium	May 2021	Perth, Australia	170					●
Driven by Values B.V.	November 2021	Eindhoven, Netherlands	28				●
Cardno Limited (Cardno)	December 2021	Brisbane, Australia	1,250	●	●		●

COVID–19 Pandemic
Now into the second year of the pandemic, we have acclimatized to the new norm and new ways of working with our clients and with each other. As vaccines are rolled out, there is growing optimism that the increased protection offered by vaccines will gradually decrease the pandemic restrictions. Vaccine policies have been developed and efforts are in place to transition to the post- pandemic working environment. While certain locations remain in various stages of restrictions, the majority of our offices are now open across North America and internationally and staff are in the process of transitioning back to the offices following local office re-entry plans and protocols. The ongoing pandemic is not impeding our growth or financial aspirations. We continue to see opportunities emerge within the sectors we serve as certain jurisdictions begin introducing or accelerating infrastructure and other stimulus programs—and we remain well-positioned to capitalize on them.

Management's Discussion and Analysis
December 31, 2021	M-5	Stantec Inc.

2021 Financial Highlights

	Year Ended Dec 31
	2021		2020		2019
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	4,576.8	125.9%	4,730.1	128.4%	4,827.3	130.1%
Net revenue	3,636.1	100.0%	3,684.5	100.0%	3,711.3	100.0%
Direct payroll costs	1,672.8	46.0%	1,754.0	47.6%	1,702.9	45.9%
Project margin (note)	1,963.3	54.0%	1,930.5	52.4%	2,008.4	54.1%
Administrative and marketing expenses	1,423.6	39.2%	1,352.9	36.7%	1,433.6	38.6%
Depreciation of property and equipment	53.9	1.5%	57.9	1.6%	58.2	1.6%
Depreciation of lease assets	107.9	3.0%	117.7	3.2%	115.8	3.1%
Net impairment of lease assets and property and equipment	24.8	0.7%	78.6	2.1%	—	—%
Amortization of intangible assets	60.0	1.7%	53.2	1.4%	66.9	1.8%
Net interest expense	37.9	1.0%	49.2	1.4%	69.6	1.9%
Other	(7.8)	(0.3%)	4.3	0.1%	(1.2)	—%
Income taxes	62.3	1.7%	57.6	1.6%	71.1	1.9%
Net income from continuing operations	200.7	5.5%	159.1	4.3%	194.4	5.2%
Net income from discontinued operations (note)	—	—%	12.0	0.3%	—	—%
Net income	200.7	5.5%	171.1	4.6%	194.4	5.2%
Basic earnings per share (EPS) from continuing operations	1.80	n/m	1.43	n/m	1.74	n/m
Diluted EPS from continuing operations	1.80	n/m	1.42	n/m	1.74	n/m
Adjusted EBITDA from continuing operations (note)	573.8	15.8%	578.9	15.7%	574.4	15.5%
Adjusted net income from continuing operations (note)	269.9	7.4%	248.9	6.8%	225.0	6.1%
Adjusted diluted EPS from continuing operations (note)	2.42	n/m	2.22	n/m	2.02	n/m
Dividends declared per common share	0.66	n/m	0.62	n/m	0.58	n/m
Total assets	5,226.4		4,388.9		4,561.5
Total long-term debt	1,245.1		680.8		860.9
note: Project margin was previously labeled as gross margin. The composition of project margin remains unchanged from our approach previously applied to gross margin. Construction Services operations are presented as discontinued operations. Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

We achieved diluted earnings per share of $1.80 and adjusted diluted earnings per share of $2.42, each an all-time high and 26.8% and 9.0% increases, respectively, compared to 2020 results from continuing operations. Earnings for the year exceeded our expectations on the strength of our project execution, the ongoing execution of our 2023 Real Estate Strategy and a lower effective tax rate from the implementation of our tax optimization strategies.
The Canadian dollar has strengthened considerably relative to the US dollar, with the average exchange rate shifting from $1.34 to $1.25, in 2020 compared to 2021. This reduced 2021 net revenues by $130.7 million. Stantec further estimates that the impact to adjusted EBITDA, adjusted net income and adjusted diluted EPS was approximately $16.6 million, $6.5 million, and $0.06, respectively.
•Net revenue, on a constant currency basis, increased 2.6% compared to the prior year, driven by acquisition growth of 3.9%, partly offset with a slight organic retraction. Excluding the impact of the descoped TMEP contract, organic growth was 0.3% driven by strong performances in Canada and Global and offset by a slower US recovery. Fluctuations in foreign currencies, primarily the weakening of the US dollar compared to the Canadian dollar, resulted in negative foreign exchange impacts of 3.9%.

Management's Discussion and Analysis
December 31, 2021	M-6	Stantec Inc.

•Project margin (previously referred to as “gross margin”) increased $32.8 million or 1.7% to $1,963.3 million, and increased as a percentage of net revenue from 52.4% to 54.0%, as a result of strong project execution in all geographies and businesses and shifts in project mix.
•Adjusted EBITDA from continuing operations was $573.8 million, approximating amounts generated in 2020 and increasing as a percentage of net revenue by 10 basis points to a record 15.8% from 15.7%. The increase in project margin was partly offset by higher administrative and marketing expenses, most notably a $30.3 million increase in share-based compensation expense (83 basis points as a percentage of net revenue) reflecting the revaluation of our incentive plans due to an increase in our share price.
•Net income from continuing operations increased 26.1%, or $41.6 million, to $200.7 million, net income margin from continuing operations increased 1.2% from 4.3% to 5.5%, and diluted EPS increased 26.8%, or $0.38, to $1.80. Factors contributing to a higher net income include project margin growth, lower interest and depreciation, a lower effective tax rate, unrealized fair value gains from our equity investments, and the combined effects of the 2023 Real Estate Strategy, partially offset by increased acquisition and integration costs.
•The 2023 Real Estate Strategy contributed more than $0.18 per share in cost savings to net income ($0.15 per share savings to adjusted net income). On a pre-IFRS 16 basis, the cumulative impact from this initiative is estimated to have increased 2021 adjusted EBITDA margin by more than 100 basis points. As further progress was made on the Real Estate Strategy in 2021, additional leased spaces were identified to vacate and sub-let, and expectations for sub-let opportunities were adjusted to reflect current market conditions and outlook. This led to a $24.8 million non-cash net impairment of lease assets and related property and equipment and $12.5 million in onerous contract costs being recorded. Stantec is on track to achieve a 30% reduction in its real estate footprint relative to its 2019 baseline and expects to deliver a further $0.20 to $0.25 contribution to earnings per share by the end of 2023.
•Adjusted net income from continuing operations increased 8.4%, or $21.0 million, to $269.9 million, representing 7.4% of net revenue, an improvement of 60 basis points, and adjusted diluted EPS increased 9.0%, or $0.20, to $2.42.
•Contract backlog stands at a record $5.1 billion—a 17.3% increase from December 31, 2020—representing approximately 13 months of work (11 months of work in 2020). Year over year, backlog grew 11.9% through acquisitions and 6.7% organically, with organic growth in all geographies. Of particular note, US backlog achieved 10.2% organic growth, with US Environmental Services recording over 50% organic growth. Further, Environmental Services backlog across all Stantec stands at over $1 billion, a new high-water mark for this business operating unit.
•Net debt to adjusted EBITDA was 1.8x at December 31, 2021 —within our internal range of 1.0x to 2.0x. Our ratio increased as a result of additions to net debt from our acquisitions made in the fourth quarter.
•Operating cash flows from continuing operations decreased 34.1% from $602.6 million to $397.0 million; this was mainly due to decreased cash receipts from clients, negative foreign exchange impacts, and increased payments paid to suppliers.
•Days sales outstanding was 75 days at December 31, 2021 and 2020, well below our expectations of 80 days.
•We repurchased 939,482 common shares for an aggregated price of $50.7 million under our normal course issuer bid (NCIB). We renewed our NCIB on November 9, 2021 which allows us to repurchase up to an additional 5,559,312 of our common shares.
•On February 23, 2022, our Board of Directors declared a dividend of $0.18 per share, payable on April 18, 2022, to shareholders of record on March 31, 2022, representing a 9.1% increase on an annual basis.

Management's Discussion and Analysis
December 31, 2021	M-7	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2019	2021	2020
Net income from continuing operations	200.7	159.1	194.4	16.6	14.9
Add back (deduct):
Income taxes	62.3	57.6	71.1	7.3	(4.4)
Net interest expense	37.9	49.2	69.6	8.4	10.2
Impairment of lease assets and property and equipment (note 1)	37.3	78.6	—	41.6	66.7
Depreciation and amortization	221.8	228.8	240.9	59.8	53.9
Unrealized gain on investments held on equity securities	(13.9)	(0.7)	(7.9)	(4.8)	(5.2)
COVID-related expenses (note 4)	—	5.0	—	—	1.1
Acquisition, integration, and restructuring costs (note 5)	27.7	1.3	6.3	13.2	1.3
Adjusted EBITDA from continuing operations	573.8	578.9	574.4	142.1	138.5

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2019	2021	2020
Net income from continuing operations	200.7	159.1	194.4	16.6	14.9
Add back (deduct) after tax:
Impairment of lease assets and property and equipment (note 1)	28.5	56.6	—	31.8	48.1
Amortization of intangible assets related to acquisitions (note 2)	30.2	26.4	30.7	9.1	5.8
Unrealized gain on investments held on equity securities (note 3)	(10.6)	(0.5)	(5.7)	(3.6)	(3.7)
COVID-related expenses (note 4)	—	3.6	—	—	0.8
Acquisition, integration, and restructuring costs (note 5)	21.1	3.7	5.6	9.9	1.1
Adjusted net income from continuing operations	269.9	248.9	225.0	63.8	67.0
Weighted average number of shares outstanding - basic	111,242,658	111,553,711	111,550,424	111,223,711	111,597,381
Weighted average number of shares outstanding - diluted	111,616,665	111,949,305	111,550,424	111,669,548	111,987,362
Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic (note 6)	2.43	2.23	2.02	0.57	0.60
Adjusted earnings per share - diluted (note 6)	2.42	2.22	2.02	0.57	0.60
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures. This table includes only continuing operations results.
note 1: The add back of impairment of lease assets and property and equipment for the quarter and year ended December 31, 2021 includes onerous contracts associated with impairment of $12.5 (2020 & 2019 - nil). For the year ended December 31, 2021, this amount is net of tax of $8.8 (2020 - $22.0; 2019 - nil). For the quarter ended December 31, 2021, this amount is net of tax of $9.8 (2020 - $18.6).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2021, this amount is net of tax of $9.4 (2020 - $10.3; 2019 - $11.2). For the quarter ended December 31, 2021, this amount is net of tax of $3.1 (2020 - $2.0).
note 3: For the year ended December 31, 2021, this amount is net of tax of ($3.3) (2020 - ($0.2); 2019 - ($2.2)). For the quarter ended December 31, 2021, this amount is net of tax of ($1.2) (2020 - $(1.5)).
note 4: The add back of COVID-related expenses primarily relates to severance. For the year ended December 31, 2021, this amount is net of tax of nil (2020 - $1.4; 2019 - nil). For the quarter ended December 31, 2021, this amount is net of tax of nil (2020 - 0.3).
note 5: The add back of other costs primarily relates to integration expenses associated with our acquisitions, past service costs for pensions, financing costs associated with internal debt restructuring, reorganization and transitional tax expenses, and severance related to organizational reshaping. For the year ended December 31, 2021, this amount is net of tax of $6.6 (2020 - $0.4, 2020 also included reorganization tax expense of $2.8; 2019 - $1.8, 2019 also included transitional tax expense of $1.1). For the quarter ended December 31, 2021, this amount is net of tax of $3.3 (2020 - $0.4, 2020 also included reorganization tax expense of $0.2).
note 6: Earnings per share calculated in accordance with IFRS disclosed on M-6 and M-9.

Management's Discussion and Analysis
December 31, 2021	M-8	Stantec Inc.

2021 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,185.3	129.4%	1,126.1	130.7%
Net revenue	916.2	100.0%	861.7	100.0%
Direct payroll costs	409.6	44.7%	406.7	47.2%
Project margin (note)	506.6	55.3%	455.0	52.8%
Administrative and marketing expenses	387.6	42.3%	317.5	36.8%
Depreciation of property and equipment	13.5	1.5%	14.2	1.6%
Depreciation of lease assets	28.3	3.1%	27.9	3.3%
Net impairment of lease assets and property and equipment	29.1	3.2%	66.7	7.7%
Amortization of intangible assets	18.0	2.0%	11.8	1.4%
Net interest expense	8.4	0.9%	10.2	1.2%
Other	(2.2)	(0.3%)	(3.8)	(0.4%)
Income taxes	7.3	0.8%	(4.4)	(0.5%)
Net income from continuing operations	16.6	1.8%	14.9	1.7%
Net income from discontinued operations (note)	—	—%	1.8	0.2%
Net income	16.6	1.8%	16.7	1.9%
Basic and diluted earnings per share (EPS) from continuing operations	0.15	n/m	0.13	n/m
Adjusted EBITDA from continuing operations (note)	142.1	15.5%	138.5	16.1%
Adjusted net income from continuing operations (note)	63.8	7.0%	67.0	7.8%
Adjusted diluted EPS from continuing operations (note)	0.57	n/m	0.60	n/m
Dividends declared per common share	0.165	n/m	0.155	n/m
note: Project margin was previously labeled as gross margin. The composition of project margin remains unchanged from our approach previously applied to gross margin. Construction Services operations are presented as discontinued operations. Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

Our momentum from driving acquisition activities, strong performance in the Global region and Canada, improving market conditions in the US, and shifts in project mix drove net revenue and project margin growth in the fourth quarter. Further progress was also made on the 2023 Real Estate Strategy, which remains on track to achieve a 30% reduction in Stantec's real estate footprint relative to 2019.
•Net revenue, on a constant currency basis, increased 8.7% or $75.0 million, driven by acquisition growth of 6.7% and organic growth of 2.0%; including the effects of foreign exchange, net revenue increased $54.5 million. Without the impact of TMEP, organic growth would have been 4.2%, reflecting strong growth achieved in Canada and Global, and organic growth across our business lines with the exception of Infrastructure which stayed consistent with the prior period.
•Project margin increased 11.3%, or $51.6 million, and increased as a percentage of net revenue from 52.8% to 55.3%, primarily from higher net revenue, a shift in our project mix, and strong project execution.
•Adjusted EBITDA from continuing operations increased 2.6% or $3.6 million to $142.1 million, representing 15.5% of net revenue compared to $138.5 million or 16.1% of net revenue in the prior period. The increase in project margin was partly offset by higher administrative and marketing expenses, most notably a $13.4 million increase in share-based compensation expense (146 basis points as a percentage of net revenue) reflecting the revaluation of our incentive plans due to an increase in our share price. As well, 2020 included the recovery of certain claim costs.
•Net income from continuing operations increased 11.4%, or $1.7 million, to $16.6 million, net income from continuing operations as a percentage of net revenue increased from 1.7% to 1.8%, and diluted EPS

Management's Discussion and Analysis
December 31, 2021	M-9	Stantec Inc.

increased by 15.4%, or $0.02, to $0.15. Strong project margin, lower non-cash net lease asset and related property and equipment impairments and adjustments for onerous contract costs from the continued execution of our 2023 Real Estate Strategy, and non-cash fair value gains on our equity investments contributed to a higher net income, partly offset by lower utilization in the US and higher amortization of intangible assets and acquisition and integration costs related to our recent acquisitions.
•Adjusted net income decreased 4.8%, or $3.2 million, to $63.8 million, representing 7.0% of net revenue, and adjusted diluted EPS decreased 5.0%, or $0.03, to $0.57. Q4 2020 adjusted net income benefited from the favorable recovery of claim costs and resolution of certain tax matters.

Financial Targets
In Q2 2021, based on our financial performance and the outlook for the balance of 2021, we revised our targets contained within the earnings guidance and outlook previously provided in the Outlook section of our 2020 Annual Report (incorporated here by reference). These included raising our guidance for adjusted EBITDA and adjusted net income margin ranges, growth in adjusted diluted earnings per share as well as the adjusted ROIC target. Certain of our other expectations were also revised.

(In millions of Canadian dollars, unless otherwise stated)	Revised 2021 Annual Range	2021 Results
Targets
Adjusted EBITDA as % of net revenue (note)	15.0% to 16.0%	15.8%
Adjusted net income as % of net revenue (note)	At or above 6.8%	7.4%
Adjusted diluted EPS growth (note)	4% to 7%	9.0%
Adjusted ROIC (note)	At or above 10.0%	10.3%
note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures (discussed in the Definitions section of this MD&A on page M-30).

We met or exceeded our target ranges for all our measures in 2021. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

Outlook
Strategic Plan

In December 2019, we announced our three-year strategic plan to grow and diversify sustainably for the benefit of our clients, employees, and shareholders through a client-centric framework with four value creators: excellence, innovation, people, and growth. We remain committed to our strategic plan and to the financial targets established at that time. However, as announced in 2020, the disruption caused by the COVID-19 pandemic will delay the achievement of our targets by one year, such that we now expect to achieve these targets by the end of 2023:
•Grow net revenue at a long-term compound annual growth rate (“CAGR”) of greater than 10%
•Drive adjusted EBITDA margin to the range of 16% to 17%
•Grow adjusted diluted earnings per share at a CAGR of greater than 11%
•Deliver an adjusted return on invested capital of greater than 10%

Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of our balance sheet and the commitment of our talented workforce, allows us to be well positioned to withstand the continuing challenges caused by the pandemic and the opportunities being created by public sector stimulus and growing demand for sustainable solutions in infrastructure renewal and resiliency in responding to climate change drivers.

Management's Discussion and Analysis
December 31, 2021	M-10	Stantec Inc.

Annual Targets for 2022

Targets for 2022 are based on the assumption of a continued gradual global recovery but may not be valid should any of our key geographies experience a severe worsening of the pandemic.

2022 Annual Range
Targets
Net revenue growth	18% to 22%
Adjusted EBITDA as % of net revenue (note)	15.3% to 16.3%
Adjusted net income as % of net revenue (note)	At or above 7.5%
Adjusted ROIC (note)	Above 10.5%
Other expectations
Growth in adjusted diluted EPS (note)	22% to 26%
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Effective tax rate (without discrete transactions)	23.2% to 24.2%
Earnings pattern	40% in Q1 and Q4
60% in Q2 and Q3
Days sales outstanding (note)	Under 80
In setting our targets and guidance, we assumed an average value for the US dollar of $1.25 and for the GBP $1.73 (see Assumptions included on page M-43).
note: Adjusted EBITDA, adjusted net income, adjusted ROIC, adjusted diluted EPS, and net debt to adjusted EBITDA are non-IFRS measures and DSO is a metric discussed in the Definitions section of this MD&A.

We expect that net revenue will increase 18% to 22% in 2022 and that organic net revenue growth will be in the mid to high-single digits, weighted to the second half of the year. Organic growth in the US is expected to be in the high single digits, driven by growing momentum as evidenced in our record-high US backlog and project opportunities arising from the $1.2 trillion infrastructure stimulus bill. After a year of robust organic growth in Canada in 2021, we expect to maintain high levels of activity, driving to 2022 organic growth in the low single digits. Organic growth in Global is expected to achieve high single to low double-digit growth propelled by strong economic growth, continued demand, and stimulus in infrastructure sectors.

Project margin as a percent of net revenues is expected to be relatively consistent in 2022 compared to 2021. We anticipate adjusted EBITDA margin will be in the range of 15.3% to 16.3%, reflecting investments in internal resources to support growth and the commercialization of new innovations and technologies, and increased discretionary spending (albeit not to pre-pandemic levels). Adjusted EBITDA margin in Q1 2022 will be likely be at or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere and the protracted ramp-up of US activities and major projects awarded in Q4 2021. We expect to move to the higher end of the range in the second half of 2022 driven by achieving high organic net revenue growth and increased utilization in the US operations.

We expect adjusted net income to continue to benefit from our 2023 Real Estate Strategy, which we expect to generate approximately $0.11 to $0.12 per share in 2022 relative to our 2019 baseline structure, and we remain on track to achieve our 30% reduction in real-estate footprint to that baseline. This, in conjunction with continuing benefits from tax planning strategies, is expected to drive adjusted net income to a margin of 7.5% or greater of net revenue. As a result, we expect to deliver 22% to 26% growth in adjusted diluted EPS in comparison to 2021.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the unpredictable impact from share price movements subsequent to December 31, 2021 and the relative total shareholder return components on our share-based compensation programs.

Management's Discussion and Analysis
December 31, 2021	M-11	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in 2021.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $140.9 million negative impact on our net revenue results in 2021 compared to 2020, as further described below:
•The US dollar averaged $1.34 in 2020 and $1.25 in 2021—a 6.7% decrease. The weakening US dollar compared to the Canadian dollar had a negative effect on gross and net revenue.
•The GBP averaged $1.72 in both 2020 and 2021, remaining consistent with limited impact on gross and net revenue.
•The AU dollar averaged $0.92 in 2020 and $0.94 in 2021—a 2.2% increase. The strengthening AU dollar compared to the Canadian dollar had a positive effect on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2021 compared to 2020.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2021	2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic growth (Retraction)
Canada	1,225.9	1,238.5	(12.6)	3.8	n/a	(16.4)	(1.3%)
United States	2,400.2	2,655.2	(255.0)	86.2	(176.3)	(164.9)	(6.2%)
Global	950.7	836.4	114.3	78.9	(17.0)	52.4	6.3%
Total	4,576.8	4,730.1	(153.3)	168.9	(193.3)	(128.9)
Percentage Growth (Retraction)			(3.2%)	3.6%	(4.1%)	(2.7%)

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2021	2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,068.5	1,073.7	(5.2)	3.8	n/a	(9.0)	(0.8%)
United States	1,799.5	1,959.8	(160.3)	69.0	(130.7)	(98.6)	(5.0%)
Global	768.1	651.0	117.1	69.1	(10.2)	58.2	8.9%
Total	3,636.1	3,684.5	(48.4)	141.9	(140.9)	(49.4)
Percentage Growth (Retraction)			(1.3%)	3.9%	(3.9%)	(1.3%)

Management's Discussion and Analysis
December 31, 2021	M-12	Stantec Inc.

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2021	2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	1,266.2	1,354.2	(88.0)	26.8	(58.0)	(56.8)	(4.2%)
Water	1,014.9	1,003.9	11.0	1.2	(41.9)	51.7	5.1%
Buildings	904.8	990.8	(86.0)	—	(38.6)	(47.4)	(4.8%)
Environmental Services	831.7	749.3	82.4	99.1	(30.0)	13.3	1.8%
Energy & Resources	559.2	631.9	(72.7)	41.8	(24.8)	(89.7)	(14.2%)
Total	4,576.8	4,730.1	(153.3)	168.9	(193.3)	(128.9)
Percentage growth (retraction)			(3.2%)	3.6%	(4.1%)	(2.7%)

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2021	2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	1,003.7	1,030.5	(26.8)	26.1	(40.0)	(12.9)	(1.3%)
Water	785.9	774.4	11.5	0.9	(31.5)	42.1	5.4%
Buildings	736.1	788.2	(52.1)	—	(28.3)	(23.8)	(3.0%)
Environmental Services	614.9	552.6	62.3	79.1	(21.6)	4.8	0.9%
Energy & Resources	495.5	538.8	(43.3)	35.8	(19.5)	(59.6)	(11.1%)
Total	3,636.1	3,684.5	(48.4)	141.9	(140.9)	(49.4)
Percentage growth (retraction)			(1.3%)	3.9%	(3.9%)	(1.3%)
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.
Gross and net revenue was lower in 2021 compared to 2020 due to negative foreign exchange impacts and a nominal organic retraction, partly offset with acquisition growth. Without the impact of our descoped role on the TMEP, which occurred beginning January 1, 2021, we achieved net organic growth of 0.3%.

Gross to net revenue ratio was 1.26, falling within our expected range of 1.25 to 1.30.

Canada
In Canada, net revenue remained consistent. Adjusted for TMEP, organic growth would have been 5.2%. Double-digit growth in our Buildings and Infrastructure businesses and consistent performance in our Environmental Services business contributed to the robust organic growth. Major public projects in Healthcare and the Civic and Education sectors continue to drive growth in Buildings. Increases in public spending in various transit projects in Montreal and the Greater Toronto Area, as well as a strong housing market, contributed to overall growth in Infrastructure. Our Environmental Services business benefited from residual TMEP work.

United States
In our US operations, net revenue decreased as a result of a weaker US dollar compared to the Canadian dollar and organic retraction, partly offset with acquisition growth.

We are seeing markets recover and positive project momentum in our US operations. This contributed to improvements in our results and a slowdown of our organic net revenue retraction in the second half of 2021. Retractions were primarily in our Buildings and Infrastructure businesses. Slower market recoveries in the commercial, airports, and hospitality sectors of our Buildings business were partly offset with increased projects from the industrial and logistics and healthcare sectors. Retraction in Infrastructure was primarily from the continuing wind down of certain large-scale transportation projects and the timing of client change order approvals on these projects,

Management's Discussion and Analysis
December 31, 2021	M-13	Stantec Inc.

which tend to be more protracted for Alternative Delivery Projects. However, with the signing of the US Infrastructure Bill, we expect increases in public sector opportunities in the latter half of 2022. Partly offsetting these retractions was growth in the mining sector resulting from higher commodity prices.

Our acquisitions contributed to net revenue growth of $69.0 million, or 3.5%, primarily in our Environmental Services business.

Global
In our Global operations, net revenue grew 18.0%, reflecting strong organic and acquisition net revenue growth, partly offset with foreign exchange impacts.

Our Transportation, Water, and Mining businesses each delivered double-digit organic growth. Transportation and Water had strong performance and continued growth, particularly in the New Zealand and UK markets. Our Mining business benefited from high copper prices, client diversification, increased in-field services, and fewer pandemic-related restrictions. Increased opportunities from both public and private clients contributed to organic growth in our Buildings business in Australia.

Our acquisitions contributed to net revenue growth of $69.1 million, or 10.6%.

Backlog
We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

(In millions of Canadian dollars, except percentages)	Dec 31, 2021	Dec 31, 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,169.1	1,134.3	34.8	—	n/a	34.8	3.1%
United States	3,016.9	2,449.2	567.7	336.5	(17.9)	249.1	10.2%
Global	948.3	793.6	154.7	183.0	(39.4)	11.1	1.4%
Total	5,134.3	4,377.1	757.2	519.5	(57.3)	295.0
Percentage Growth (Retraction)				11.9%	(1.3%)	6.7%

Our contract backlog—$5.1 billion at December 31, 2021—represents a new record and approximately 13 months of work (2020 - 11 months of work). Acquisitions completed in 2021 contributed 11.9% growth, primarily within Environmental Services and Infrastructure. The increase in backlog also reflects 6.7% organic growth, with organic growth delivered in all geographies and all businesses except Infrastructure.

US backlog grew by 23.2% to a new record, reflecting 13.7% acquisition growth and 10.2% organic growth. Backlog growth was most pronounced in Environmental Services, which recorded 52.9% in organic growth. Water, Buildings and Energy & Resources also delivered organic backlog growth, with Infrastructure’s backlog recording a slight organic retraction.

Increases in Canada’s contract backlog were primarily from healthcare-related projects in our Buildings business, midstream oil and gas and municipal government projects in our Environmental Services business, and power and renewables projects in our Energy & Resources business

Acquisitions as well as new contract awards contributed to increases in our Global backlog, primarily in our Infrastructure, Environmental Services, and Energy & Resources businesses.

Management's Discussion and Analysis
December 31, 2021	M-14	Stantec Inc.

Major Project Awards
In Canada, major projects awarded in the fourth quarter include additional work on the Cortellucci Vaughan Hospital project (formerly known as Mackenzie Vaughan Hospital). Our Buildings team will provide architecture and interior design services to fit out portions of the facility. We were also selected to provide architecture, engineering, interior design, and LEED consulting services for a post-secondary clean energy project in western Canada. And we will be providing owner's engineer services for all civil infrastructure planned for stage 1 of the City of Calgary's Green Line light-rail transit expansion project.

In the United States, we were selected by the Metropolitan Water District of Southern California to provide engineering services for the environmental planning phase of an advanced water treatment facility. We were also selected to support replacement of transmission lines and breakers as part of the Puerto Rico Electric Power Authority's ongoing energy transition work. Our Transportation team won several projects in the US, including design for cashless tolling and new open-road toll zones in Pennsylvania.

Major projects awarded in our Global operations in the fourth quarter include two major transportation projects in the United Kingdom: the A19 Two Tees crossing project in Tees Valley, England, and Transport Scotland's major transport and land-use modeling framework. We were also awarded two significant water projects in Taiwan. We will provide project management services to remediate several state-owned refinery sites as part of the largest remediation project in Taiwan's history. We are also supporting water quality improvement for Taiwan's Longtan Lake, the largest multi-soil layering water treatment system in Asia. In South America, our Mining team was awarded an environmental impact study for a major mining operation in Chile.

Project Margin
Project margin, previously labeled as gross margin, is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Project Margin by Reportable Segment
	2021		2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	571.9	53.5%	533.7	49.7%
United States	977.8	54.3%	1,048.7	53.5%
Global	413.6	53.8%	348.1	53.5%
Total	1,963.3	54.0%	1,930.5	52.4%

Project Margin by Business Operating Unit
	2021		2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	533.0	53.1%	526.6	51.1%
Water	431.0	54.8%	419.2	54.1%
Buildings	401.1	54.5%	424.9	53.9%
Environmental Services	347.9	56.6%	305.3	55.2%
Energy & Resources	250.3	50.5%	254.5	47.2%
Total	1,963.3	54.0%	1,930.5	52.4%

Project margin increased $32.8 million and, as a percentage of net revenue, increased across all geographies and businesses from 52.4% to 54.0% in 2021.

Management's Discussion and Analysis
December 31, 2021	M-15	Stantec Inc.

In Canada, project margin increased $38.2 million to $571.9 million and increased 3.8% as a percentage of net revenue. A shift in our project mix, primarily driven by our descoped role on TMEP and increased project work in our higher-margin Buildings, Community Development, and Environmental Services businesses, contributed to the overall increase.

Project margin in the United States decreased $70.9 million as a result of lower net revenues, and increased 0.8% as a percentage of net revenue due to project performance and project mix, with the most significant expansion noted in our Infrastructure and Water businesses.

Project margin in our Global operations increased $65.5 million to $413.6 million and increased 0.3% as a percentage of net revenue. Margin expansion was driven largely by market momentum in our Water and Transportation, and Energy & Resources businesses.

Administrative and Marketing Expenses
Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations also include higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,423.6 million in 2021 and 39.2% as a percentage of revenue, compared to $1,352.9 million and 36.7% in 2020. Overall increases were attributed to increased business development efforts on major programs and bids, primarily in the US and UK; onerous contract costs related to our 2023 Real Estate Strategy; higher acquisition and integration costs; increased administrative labor costs; slightly higher discretionary spending; and higher share-based compensation expense, which included a revaluation impact of $30.3 million due to our increased share price compared to 2020. In December 2021, we entered into total return swaps for a portion of our share-based compensation units which will provide some offset against future revaluation impacts from changes in our share price in respect of restricted share units (RSUs) and deferred share units (DSUs).

Amortization of Intangible Assets

(In millions of Canadian dollars)	2021	2020
Client relationships	32.5	31.6
Backlog and other	7.1	5.0
Total amortization of acquired intangible assets	39.6	36.6
Software	20.4	16.6
Total amortization of intangible assets	60.0	53.2

The increase in intangible asset amortization of $6.8 million in 2021 compared to 2020 was mainly due to an increase in software amortization from the addition of various software agreements.

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no indicators of impairment in 2021 and 2020. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this MD&A for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Impairment of Lease Assets and Leasehold Improvements
We continued with our 2023 real estate strategic initiative, which commenced in 2020, and reviewed our real estate lease portfolio to identify additional underutilized office spaces and updated our assumptions for previously impaired locations. Consequently, we recorded a non-cash net impairment charge of $24.8 million in 2021 for various leased office spaces across our Canada, US, and Global operations and the impairment of leasehold improvements and office equipment associated with the respective lease assets. We also recorded related onerous contract costs of $12.5 million that are included in administrative and marketing expense.

Management's Discussion and Analysis
December 31, 2021	M-16	Stantec Inc.

The recoverable amount of lease assets and associated property and equipment was estimated using the value in use approach.

Depreciation of Lease Assets
Depreciation of lease assets decreased $9.8 million in 2021 compared to 2020. The decrease was primarily driven by our 2023 Real Estate Strategy.

Net Interest Expense
Net interest expense decreased $11.3 million in 2021 compared to 2020. This was primarily driven by the repayment of the revolving credit facility in October 2020 with proceeds from the issuance of senior unsecured notes at a lower interest rate, limited draws on the revolving credit facility in the first three quarters of the year, and the lowering of interest rates by the Bank of Canada in response to COVID-19. Interest on lease liabilities was also lower as a result of lower incremental borrowing rates for lease renewals and modifications and lower lease liabilities due to a combination of payments made and our 2023 Real Estate Strategy.

Other Income
Other income was $17.2 million in 2021 compared to $2.1 million in 2020. Our 2021 results included an unrealized gain of $13.9 million compared to an unrealized gain of $0.7 million in 2020 on our equity securities in our investments held for self-insured liabilities. Unrealized gains and losses are non-cash adjustments and represent fair value fluctuations in the equity markets.

Income Taxes
Our 2021 effective income tax rate was 23.7% compared to a normalized rate of 28.0% in 2020. The effective tax rate was reduced from our prior year rate primarily due to the implementation of certain tax strategies, the tax rate differences and mix of earnings from the foreign jurisdictions we operate in, and other items.

Fourth Quarter Results
The following sections outline specific factors that affected the results of our operations in Q4 2021 vs Q4 2020.

Gross and Net Revenue

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2021	Q4 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	304.4	318.5	(14.1)	—	n/a	(14.1)	(4.4%)
United States	611.5	599.9	11.6	39.4	(20.0)	(7.8)	(1.3%)
Global	269.4	207.7	61.7	34.6	(8.6)	35.7	17.2%
Total	1,185.3	1,126.1	59.2	74.0	(28.6)	13.8
Percentage Growth (Retraction)			5.3%	6.6%	(2.5%)	1.2%

Management's Discussion and Analysis
December 31, 2021	M-17	Stantec Inc.

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2021	Q4 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	260.0	266.6	(6.6)	—	n/a	(6.6)	(2.5%)
United States	440.2	439.5	0.7	28.9	(14.8)	(13.4)	(3.0%)
Global	216.0	155.6	60.4	29.1	(5.7)	37.0	23.8%
Total	916.2	861.7	54.5	58.0	(20.5)	17.0
Percentage Growth (Retraction)			6.3%	6.7%	(2.4%)	2.0%

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2021	Q4 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	316.6	322.0	(5.4)	14.0	(7.2)	(12.2)	(3.8%)
Water	256.3	236.8	19.5	1.2	(6.9)	25.2	10.6%
Buildings	225.0	221.7	3.3	—	(5.0)	8.3	3.7%
Environmental Services	240.8	189.9	50.9	42.2	(5.0)	13.7	7.2%
Energy & Resources	146.6	155.7	(9.1)	16.6	(4.5)	(21.2)	(13.6%)
Total	1,185.3	1,126.1	59.2	74.0	(28.6)	13.8
Percentage growth (retraction)			5.3%	6.6%	(2.5%)	1.2%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2021	Q4 2020	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Infrastructure	249.2	240.9	8.3	13.4	(5.0)	(0.1)	—%
Water	193.7	178.0	15.7	0.9	(4.9)	19.7	11.1%
Buildings	177.6	178.2	(0.6)	—	(4.0)	3.4	1.9%
Environmental Services	167.1	132.8	34.3	30.7	(3.2)	6.8	5.1%
Energy & Resources	128.6	131.8	(3.2)	13.0	(3.4)	(12.8)	(9.7%)
Total	916.2	861.7	54.5	58.0	(20.5)	17.0
Percentage growth (retraction)			6.3%	6.7%	(2.4%)	2.0%
Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

Net revenue grew 6.3% in Q4 2021 compared to Q4 2020, driven by acquisition and organic growth, partly offset by negative foreign exchange impacts.

Our Canada operations retracted organically by 2.5% in Q4 2021 compared to Q4 2020. Excluding the impact of TMEP, organic growth was 4.6%, primarily from continued strong performance in our Buildings, Infrastructure, and Environmental Services businesses. Also, our Energy & Resources business, without the impact of TMEP, grew organically from increased activity in Mining projects.

Our US operations had net revenue growth of 0.2% in Q4 2021 compared to Q4 2020 as a result of strong acquisition growth, partly offset by negative foreign exchange impacts and organic net revenue retraction. Our Buildings and

Management's Discussion and Analysis
December 31, 2021	M-18	Stantec Inc.

Infrastructure businesses saw continued retraction from a slower market recovery and the wind-down of certain major APD projects. Our Water business had a modest retraction primarily from protracted timing in contracting and project startups from recent project awards. Partly offsetting these retractions was strong performance in Environmental Services from continuing opportunities in remediation and power projects in western regions, and in Energy & Resources from opportunities in our Mining sector.

Our Global operations generated double digit net revenue growth of 38.8% in Q4 2021 compared to Q4 2020. This was driven primarily through strong organic growth of 23.8% and acquisition growth of 18.7%. Growth was primarily driven by strong organic performances in our Transportation, Water, and Buildings businesses, and our acquisitions completed in 2021. Increased project activity in Mining also contributed to growth in the quarter.

Project Margin

Project Margin by Reportable Segment
	Q4 2021		Q4 2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	139.1	53.5%	131.3	49.2%
United States	245.8	55.8%	241.7	55.0%
Global	121.7	56.3%	82.0	52.7%
Total	506.6	55.3%	455.0	52.8%

Project Margin by Business Operating Unit
	Q4 2021		Q4 2020
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	137.0	55.0%	123.5	51.3%
Water	109.3	56.4%	95.2	53.5%
Buildings	97.8	55.1%	97.4	54.7%
Environmental Services	96.8	57.9%	74.1	55.8%
Energy & Resources	65.7	51.1%	64.8	49.2%
Total	506.6	55.3%	455.0	52.8%

Project margin increased $51.6 million in the quarter and increased 2.5% as a percentage of net revenue.

Overall, project margin increased as a result of higher net revenue, primarily driven by our descoped role on TMEP, solid project execution, and increased project work with higher margins.

Other
Administrative and marketing expenses were $387.6 million in Q4 2021 and 42.3% as a percentage of net revenue compared to $317.5 million and 36.8% in Q4 2020. The increase in administrative and marketing expenses was mainly from higher business development efforts on major programs and bids; onerous contract costs from our 2023 Real Estate Strategy; acquisition and integration costs primarily as a result of Cardno; increased administrative labor costs; slightly higher discretionary spending; and higher share-based compensation expense, which included a revaluation impact of $13.4 million due to our increased share price.

Impairments of lease assets and property and equipment were recognized based on the continued implementation of our strategic initiative to optimize our occupancy footprint. Amortization of intangible assets increased due to higher backlog and client relationship amortizations related to recent acquisitions and higher software amortization. Net interest expense decreased primarily due to lower interest rates. Other income increased as a result of unrealized gains recognized on our equity securities.

Management's Discussion and Analysis
December 31, 2021	M-19	Stantec Inc.

Our effective income tax rate in Q4 2021 was 30.5% compared to a normalized rate of 24.5% in Q4 2020. Our Q4 2021 effective income tax rate was higher than our year to date Q3 2021 rate of 23.0% and our 2021 annual rate of 23.7% because of true-up estimates and adjustments recognized in Q4.

Quarterly Trends
The following is a summary of our quarterly operating results for the last two fiscal years.

	2021				2020
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,185.3	1,168.3	1,134.0	1,089.2	1,126.1	1,177.9	1,205.6	1,220.5
Net revenue	916.2	932.9	908.3	878.7	861.7	916.5	951.1	955.2
Net income from continuing operations	16.6	70.0	63.2	50.9	14.9	62.1	52.6	29.5
Net income from discontinued operations	—	—	—	—	1.8	—	—	10.2
Net income	16.6	70.0	63.2	50.9	16.7	62.1	52.6	39.7
Diluted earnings per share
Continuing operations	0.15	0.63	0.57	0.46	0.13	0.55	0.47	0.26
Discontinued operations	—	—	—	—	0.02	—	—	0.09
Total diluted earnings per share	0.15	0.63	0.57	0.46	0.15	0.55	0.47	0.35
Continuing operations
Adjusted net income (note)	63.8	80.4	69.6	56.1	67.0	69.9	57.7	54.3
Adjusted diluted EPS (note)	0.57	0.72	0.62	0.50	0.60	0.62	0.52	0.49
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Increase (decrease) in net revenue due to
Organic growth (retraction)	17.0	12.4	(8.3)	(70.5)
Acquisition growth	58.0	33.4	29.9	20.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(20.5)	(29.4)	(64.4)	(26.6)
Total net increase (decrease) in net revenue	54.5	16.4	(42.8)	(76.5)

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The impact of the pandemic resulted in organic net revenue retraction in Q1 2021 and Q2 2021 compared to the same periods in 2020. Negative foreign exchange impacts were driven primarily by the weakening of the US dollar compared to the Canadian dollar. (See additional information about operating results in our MD&A for each respective quarter.)

Management's Discussion and Analysis
December 31, 2021	M-20	Stantec Inc.

Statements of Financial Position
The following highlights the major changes to our assets, liabilities, and equity from December 31, 2020 to December 31, 2021.

(In millions of Canadian dollars)	Dec 31, 2021	Dec 31, 2020

Total current assets	1,664.4	1,565.1
Property and equipment	233.7	240.1
Lease assets	476.5	447.0
Goodwill	2,184.3	1,673.8
Intangible assets	373.3	182.0
Net employee defined benefit asset	17.0	47.3
Deferred tax assets	48.3	42.4
Other assets	228.9	191.2

Total assets	5,226.4	4,388.9

Current portion of long-term debt	51.0	46.6
Current portion of provisions	36.7	20.5
Current portion of lease liabilities	123.9	103.6
All other current liabilities	967.8	816.5

Total current liabilities	1,179.4	987.2
Lease liabilities	545.0	526.2
Income taxes payable	8.9	10.2
Long-term debt	1,194.1	634.2
Provisions	122.6	107.7
Net employee defined benefit liability	58.7	91.2
Deferred tax liability	77.5	63.4
Other liabilities	38.0	39.5
Equity	2,001.7	1,928.5
Non-controlling interests	0.5	0.8

Total liabilities and equity	5,226.4	4,388.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section of this MD&A for an explanation of the changes in equity.
The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position decreased slightly due to the weakening of the US dollar, British pound, and Australian dollar compared to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.
Acquisitions completed in 2021 increased property and equipment, lease assets, goodwill, and intangible assets. Most notably, from Cardno, we acquired $11.0 million in property and equipment, $70.4 million in lease assets, $457.5 million in goodwill, and $175.2 million in intangible assets. We also acquired lease assets of $9.5 million, goodwill of $75.3 million, and intangible assets of $30.5 million from other acquisitions in the year. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Management's Discussion and Analysis
December 31, 2021	M-21	Stantec Inc.

Non-cash impairment charges, net of reversals, associated with our 2023 Real Estate Strategy of $5.7 million and $19.1 million contributed to the change in property and equipment and lease assets, respectively. Depreciation and amortization expense were partly offset by additions of leasehold improvements and engineering equipment in property and equipment, lease additions and modifications, and software additions in intangible assets. The total current and long-term portions of other assets increased primarily as a result of higher investments held for self-insured liabilities, including unrealized fair value gains.

Total current and long-term portions of long-term debt increased $564.3 million. Additions to long term debt included draws on the revolving credit facility of $543.3 million, used primarily to finance the Cardno acquisition and an increase of $27.6 million in software financing obligations. Total current and long-term portions of lease liabilities increased $39.1 million due to acquisitions, additions, modifications, and interest accretion, partly offset by lease payments.

Total current and long-term portions of provisions increased $31.1 million as a result of acquisitions, the timing of settlements on our self-insured liabilities, and onerous contract costs associated with our 2023 Real Estate Strategy. Net employee defined benefit liability decreased $32.5 million, and net employee defined benefit asset decreased $30.3 million for a combined net decrease of $2.2 million. The impact of remeasurement losses of $14.8 million was offset by contributions of $16.2 million made in the year. The return on plan assets included a remeasurement adjustment of $39.4 million related to the purchase of a bulk annuity policy for a portion of our defined benefit obligations. Annuity policies reduce exposure to future volatility in defined benefit obligations because future cash flows from these policies will match the amount and timing of the related benefits payable. Through the bulk annuity policy and other guaranteed annuities purchased for certain plan members upon retirement, 54.2% (2020 - 21.1%) of our defined benefit obligation was covered against changes in interest and inflation rates and longevity post-retirement. The increase in deferred tax liabilities includes $19.9 million arising from acquisitions.

Goodwill
In accordance with our accounting policies (described in note 4 of our 2021 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/ Middle East. As goodwill is not monitored at a level lower than our operating segments, three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2021, and October 1, 2020, we performed our annual goodwill impairment tests. We also performed an updated goodwill impairment test at December 31, 2021 because the Cardno acquisition on December 8, 2021 added $457.5 million combined goodwill to the US CGU and Global group of CGUs. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 31, 2021 and December 31, 2021, we concluded that the recoverable amount of our CGUs and group of CGUs exceeded their carrying amount and management believes that no reasonably possible change in assumptions would have caused the carrying amount to exceed their respective recoverable amount. (Key assumptions are described in note 13 of our 2021 audited consolidated financial statements and incorporated by reference in this MD&A.)

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, proceeds from the $300 million private placement of our senior unsecured notes, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

Management's Discussion and Analysis
December 31, 2021	M-22	Stantec Inc.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table shows summarized working capital information as at December 31, 2021, compared to December 31, 2020:

(In millions of Canadian dollars, except ratios)	Dec 31, 2021	Dec 31, 2020
Current assets	1,664.4	1,565.1
Current liabilities	1,179.4	987.2
Working capital (note)	485.0	577.9
Current ratio (note)	1.41	1.59
note: Working capital is a non-IFRS measure that does not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. We use working capital as a measure for assessing overall liquidity and it is calculated by subtracting current liabilities from current assets. There is no directly comparable IFRS measure for working capital. Current ratio is calculated by dividing current assets by current liabilities.

The carrying amounts of current assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position decreased slightly due to the weakening of the US dollar, British pound, and Australian dollar compared to the Canadian dollar.

Current assets increased due to a collective net increase of $168.7 million in trade and other receivables, unbilled receivables, and contract assets primarily related to acquisitions. Income taxes recoverable increased $38.4 million primarily as a result of higher tax installments paid. Offsetting these increases were decreases in cash and deposits of $95.6 million (explained in the Cash Flows section of this MD&A) and other current assets of $18.6 million relating to a decrease in the current portion of investments held for self-insured liabilities.
•Our DSO, defined in the Definitions section of this MD&A, was 75 days at December 31, 2021 and 2020, and a 6 day decrease compared to 81 days at Q3 2021, reflecting our continued effort and focus on collection activities, which resulted in strong collections throughout our operations.
•The aging of trade receivables improved compared to December 31, 2020, with the over 90-day aging category decreasing by 2.8% as a percentage of total trade receivables or $10.3 million. Consistent with the change in DSO, this is a reflection of our collection efforts.
Acquisitions completed in 2021 increased current liabilities. We acquired $75.5 million in trade and other payables, $20.5 million in current lease liabilities, and $43.0 million in deferred revenue. Current liabilities also increased by $16.2 million in provisions (explained in the Statements of Financial Position section of this MD&A) and $20.2 million in other current liabilities related to higher share-based compensation liabilities. In addition, deferred revenue increased due to timing and project mix.

Cash Flows

	Continuing Operations			Discontinued Operations			Total
(In millions of Canadian dollars)	2021	2020	Change	2021	2020	Change	2021	2020	Change
Cash flows from operating activities	397.0	602.6	(205.6)	—	1.2	(1.2)	397.0	603.8	(206.8)
Cash flows used in investing activities	(764.8)	(102.0)	(662.8)	—	—	—	(764.8)	(102.0)	(662.8)
Cash flows from (used in) financing activities	276.5	(412.6)	689.1	—	—	—	276.5	(412.6)	689.1

Cash flows from operating activities
Operating cash flows from continuing operations were $397.0 million, which decreased $205.6 million compared to 2020. The decrease in cash inflow was driven by a decrease in cash receipts from clients, an increase in cash paid to suppliers, and an increase in net income taxes paid. These changes were offset by a decrease in cash paid to employees and lower interest paid on debt. The net effects from foreign exchange contributed to the overall decrease

Management's Discussion and Analysis
December 31, 2021	M-23	Stantec Inc.

in cash inflows and operating cash flows in 2020 benefited from the deferral of $39.4 million in certain non-corporate tax payments, of which $17.4 million remains deferred and will be paid in 2022.

Cash flows used in investing activities
Cash flows used in investing activities were $764.8 million, a $662.8 million increase compared to 2020. This was due primarily to the acquisitions in the current year for aggregate net cash consideration of $702.5 million compared to acquisitions in the prior year for aggregate net cash consideration of $50.6 million. As well, purchases of property and equipment and software increased $16.4 million in 2021 compared to 2020 primarily for computer equipment and certain leasehold improvements as non-essential capital spending was paused in the prior year due to the pandemic. The increases in cash flows used were partly offset by a decrease in cash used for the purchase of investments held for self-insured liabilities of $7.2 million.

Cash flows from financing activities
Cash flows from financing activities were $276.5 million, a $689.1 million increase in cash inflows compared to 2020. The increase was driven by draws on our revolving credit facility of $544.7 million, primarily related to the acquisition of Cardno. In 2020, repayment of the revolving credit facility offset by proceeds from the issue of senior unsecured notes together resulted in net cash outflows of $150.1 million. As well, a decrease in cash flows used to repurchase shares of $29.6 million contributed to the net increase in cash inflows. These changes were offset by higher cash used in repayment of notes payable and software financing obligations and reduced proceeds from stock options exercised.

Capital Management
Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2021	Dec 31, 2020
Current and non-current portion of long term debt	1,245.1	680.8
Less: cash and deposits	(193.9)	(289.5)
Bank indebtedness	7.2	4.7
Net debt	1,058.4	396.0
Shareholders' equity	2,001.7	1,928.5
Total capital managed	3,060.1	2,324.5
Adjusted EBITDA from continuing operations (note)	573.8	578.9
Net debt to adjusted EBITDA ratio (note)	1.8	0.7
See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At December 31, 2021, our net debt to adjusted EBITDA ratio was 1.8 to 1.0, falling within our stated internal guideline and higher compared to 2020 as result of our recent acquisitions, most notably, our acquisition of Cardno which resulted in higher draws on our revolving credit facility.

On October 29, 2021, we amended our syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million senior term loan in two tranches, and access to additional funds of $600 million through an accordion feature. The amendments changed certain terms and conditions, including extending the maturity date of the revolving credit facility from June 27, 2024 to October 29, 2026, extending the maturity date of the $150.0 million tranche B of the term loan from June 27, 2022 to October 29, 2024, extending the maturity date of the $160.0 million tranche C of the term loan from June 27, 2023 to October 29, 2026, and adding two sustainability linked metrics based on greenhouse gas emissions and gender equality index score. The revolving credit facility and term loans are unsecured.

Management's Discussion and Analysis
December 31, 2021	M-24	Stantec Inc.

We also have $300.0 million senior unsecured notes that mature on October 8, 2027 and rank pari passu with all our other debt and future indebtedness.

For the syndicated credit facilities and notes, we are required to comply with various covenants. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2021, $243.7 million was available in our revolving credit facility for future activities and we were in compliance with the covenants related to our credit facilities and notes as at and throughout the year ended December 31, 2021.

Shareholders’ Equity
Shareholders’ equity increased $73.2 million. The increase in shareholders’ equity was mainly due to net income of $200.7 million earned in 2021 and $41.2 million in share options exercised for cash. These increases were partly offset by a remeasurement loss on our net employee defined benefit liability of $10.1 million and $40.1 million in exchange differences on translation of our foreign subsidiaries included in comprehensive income, $50.7 million in shares repurchased under our normal course issuer bid (NCIB), and $73.4 million in dividends declared.

Our NCIB on the TSX was renewed on November 9, 2021, enabling us to repurchase up to 5,559,312 of our common shares during the period of November 16, 2021 to November 15, 2022. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 939,482 common shares for an aggregate price of $50.7 million during 2021, compared to the repurchase of 2,047,948 common shares for an aggregate price of $78.3 million during 2020.

Other
Outstanding Share Data
At December 31, 2021, there were 111,333,479 common shares and 848,278 share options outstanding. From January 1, 2022, to February 23, 2022, no share options were granted or forfeited and 62,854 share options were exercised. At February 23, 2022, there were 111,396,333 common shares and 785,424 share options outstanding.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2021, on an undiscounted basis.

Management's Discussion and Analysis
December 31, 2021	M-25	Stantec Inc.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	1,250.0	52.6	190.7	2.4	1,004.3
Interest on debt	116.1	24.7	45.8	40.9	4.7
Bank indebtedness	7.2	7.2	—	—	—
Lease liabilities	758.9	136.9	241.2	157.2	223.6
Restoration	14.4	2.4	3.1	3.7	5.2
Variable lease payments	291.2	50.6	79.4	56.9	104.3
Short-term and low -value lease payments	2.8	2.2	0.6	—	—
Leases not commenced but committed	33.3	1.5	6.1	6.4	19.3
Foreign currency forward contract	42.4	42.4	—	—	—
Purchase and service obligations	92.9	31.0	52.0	9.9	—
Other obligations	119.0	44.5	47.3	1.0	26.2
Total contractual obligations	2,728.2	396.0	666.2	278.4	1,387.6

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows (Used in) Financing Activities and Capital Management sections of this MD&A and notes 17 and 26 in our 2021 audited consolidated financial statements, incorporated by reference.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute approximately $15 million to the pension plans in 2022.

Off-Balance Sheet Arrangements
We have an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2021, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $5.8 million and $76.5 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before January 2023, except for $12.8 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations.

Also, in the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. At December 31, 2021, bonds issued under our surety facilities included $65.5 million in bonds for Construction Services (discontinued operations) expiring on completion of the associated projects. The estimated completion dates of these projects are before May 2023. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered. We also have $10.1 million in bonds for Consulting Services expiring on completion of the associated projects. The estimated completion dates of these projects are before October 2028.

In the normal course of business, we also provide indemnifications and, in limited circumstances, guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential

Management's Discussion and Analysis
December 31, 2021	M-26	Stantec Inc.

amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

In December 2021, we entered into total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for RSUs and DSUs.

We had also entered into a foreign currency forward contract to purchase AUD$42.8 million for CAD$39.3 million equivalent on the trade date. These contracts were entered to mitigate the risk of foreign currency fluctuations. The fair value of these contracts, estimated using market rates as at December 31, 2021, is an unrealized gain of $0.3 million.

These arrangements are further described in note 25 of our 2021 audited consolidated financial statements, incorporated by reference.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. At this time, there is some degree of uncertainty regarding the impact that the COVID-19 pandemic will have on credit and price risk. Management is closely monitoring the impact of the pandemic on our risk exposure and will adjust our risk management approach as necessary.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Currency
Our currency exchange rate risk results primarily from the following three factors:
1.A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that
a.Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.
2.Foreign exchange fluctuations may also arise on the translation of the balance sheet of foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.
3.Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Management's Discussion and Analysis
December 31, 2021	M-27	Stantec Inc.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates
Changes in interest rates also present a risk to our performance as we are subject to interest rate cash flow risk to the extent that the revolving credit facility and term loan are based on floating interest rates. However, this risk has been partially mitigated by our interest rate swap on one of the term loans. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. The effect of a 0.5% increase or decrease in the interest rate on our revolving credit facility and term loan balances at December 31, 2021 (with all other variables held constant) would have decreased or increased net income by $2.6 million, respectively.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 1.0% increase or decrease in equity prices at December 31, 2021 (with all other variables held constant) would have increased or decreased net income by $1.5 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. In December 2021, we entered into TRS agreements to mitigate a portion of our exposure to this risk for RSUs and DSUs. For our performance share units, the effect of a 10.0% increase or decrease in the price of our shares at December 31, 2021 (with all other variables held constant) would have decreased or increased net income by $1.3 million, respectively.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2021, total sales to our joint ventures were $44.5 million, and at December 31, 2021, receivables from our joint ventures were $4.6 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 34 of our 2021 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $34.8 million in 2021 and $19.9 million in 2020.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2021, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:
•Revenue and cost recognition on contracts
•Assessment of impairment of non-financial assets
•Fair values on business combinations

Management's Discussion and Analysis
December 31, 2021	M-28	Stantec Inc.

•Leases
•Provision for self-insured liabilities and claims
•Employee benefit plans, and
•Taxes

The COVID-19 pandemic has had adverse financial impacts on the global economy. As such, we continue to monitor the impact of the pandemic on our financial operations and financial position. Because of the uncertainties inherent in making assumptions and estimates regarding unknown future outcomes, the pandemic and future events may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Accounting Developments
Accounting Policy Change
Effective January 1, 2021, we revised our accounting policy to present the consolidated statement of cash flows using the indirect method, a change from the direct method previously applied. The indirect method provides more relevant information on items not affecting cash, a reconciliation of net income from continuing operations to net cash flows from operating activities, and improves comparability. This change is further described in note 6 of our December 31, 2021, audited consolidated financial statements and incorporated by reference in this MD&A.

Recently Adopted
Effective January 1, 2021, we adopted the following standards and amendments (further described in note 6 of our December 31, 2021, audited consolidated financial statements and incorporated by reference in this MD&A):
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
•IFRS Interpretations Committee (IFRIC) agenda decision - treatment of configuration and customization costs associated with cloud computing arrangements
•IFRIC agenda decision - defined benefit pension plans, periods of service

The adoption of these amendments and interpretations did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans.

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•Onerous Contracts-Cost of Fulfilling a Contract (Amendments to IAS 37)
•Definition of Accounting Estimates (Amendments to IAS 8)
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2021, audited consolidated financial statements and are incorporated by reference in this MD&A.

Management's Discussion and Analysis
December 31, 2021	M-29	Stantec Inc.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. There is no directly comparable IFRS measure for adjusted EBITDA.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively. The most comparable IFRS measure for adjusted EPS is earnings per share.

Adjusted Return on Invested Capital (ROIC) represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. There is no directly comparable IFRS measure for adjusted ROIC or adjusted net income before tax-adjusted interest. The most directly comparable measure for adjusted shareholders’ equity is shareholders’ equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-32.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and deposits, divided by (2) adjusted EBITDA (as defined above). There is no directly comparable IFRS measure for net debt to adjusted EBITDA. Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-24.

Management's Discussion and Analysis
December 31, 2021	M-30	Stantec Inc.

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade and other receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS. There is no directly comparable IFRS measure for DSO.

Free Cash Flow. Free cash flow is a non-IFRS measure we use to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. There is no directly comparable IFRS measure for free cash flow. A reconciliation of cash flows from operating activities as reported under IFRS to free cash flow is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-31.

Margin. We calculate margin as a percentage of net revenue and apply this calculation to various non-IFRS and other financial measures. We monitor margin or percentages of net revenue for adjusted EBITDA, adjusted net income, project margin and administrative and marketing expenses in comparison to our internal targets. There is no directly comparable IFRS measure for margin.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results. There are no directly comparable IFRS measures. Reconciliations of net revenue by reportable segment and business operating unit and additional information on backlog are included in the Financial Performance section for revenue on pages M-12 to M-13 and M-17 to M-18 and for backlog on page M-14.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. There are no directly comparable IFRS measures.

Compound Annual Growth Rate (CAGR). CAGR is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. There is no directly comparable IFRS measure for CAGR.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	2021	2020
Net cash flows from operating activities	397.0	603.8
Less: capital expenditures (property and equipment and intangible assets)	(50.6)	(34.2)
Less: net lease payments	(128.4)	(126.5)
Free cash flow (note)	218.0	443.1
See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Management's Discussion and Analysis
December 31, 2021	M-31	Stantec Inc.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	2021	2020
Adjusted net income from continuing operations (note 1)	269.9	248.9
Add back: net interest expense	37.9	49.2
Deduct: income taxes on net interest expense (note 2)	(9.0)	(13.8)
Adjusted net income before net interest (net of tax)	298.8	284.3

Average shareholders' equity (note 3)	1,961.4	1,996.0
Cumulative impact on average shareholders' equity of:
Adjusted net income from continuing operations (note 1)	273.8	202.9
Discontinued operations (note 4)	111.9	111.9
Average adjusted shareholders' equity	2,347.1	2,310.8
Average net debt (note 3)	545.5	574.2
Average aggregate net debt and adjusted shareholders' equity	2,892.6	2,885.0

Adjusted ROIC (note 5)	10.3%	9.9%
(1) Adjusted net income is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most directly comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders’ equity of all historical differences between net income and adjusted net income from continuing operations, including $69.2 million related to the year ended December 31, 2021 (2020 - $89.8 million).
(2) Calculated using normalized tax rate of 23.7% in 2021 and 28.0% in 2020.
(3) Average shareholder’s equity and average net debt represents the moving average of the past four quarters.
(4) Cumulative impact of discontinued operations includes the impact on average shareholders’ equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.
(5) Adjusted ROIC is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Risk Factors
Overview
To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks, because the risks considered and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program
•Maintains a value-based framework to support our efforts to manage risk effectively, transparently, and consistently
•Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
•Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives
•Reports to our executives and Board of Directors to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight
The board provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the Audit and Risk Committee (ARC).

The ARC supports the development and evolution of
•Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction

Management's Discussion and Analysis
December 31, 2021	M-32	Stantec Inc.

•Systems, policies, and practices appropriate to address our principal risks
•A risk appetite appropriate for the organization

Annually, the board receives a comprehensive risk report. Quarterly, the ARC receives a report on the changes in principal risks and mitigation strategies.

In addition to the ARC, two other board committees have roles in risk management. The Sustainability and Safety Committee provides oversight with a focus on relevant operational risk exposures, including the Company’s climate risk tolerance. The Corporate Governance and Compensation Committee guides the deployment of an effective corporate governance system to manage the board’s overall stewardship responsibility, including requiring that appropriate management policies are in place.

Management Oversight
The C-suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. The Executive Leadership Team (ELT) manages risk from an integrated, Company-wide perspective. Risk management is also part of our day-to-day operations and is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The ELT is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Information Technology (IT); Finance; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Principal Risks and Uncertainties
Management remains confident in our ability to successfully achieve our long-term corporate objectives; however, consistent with our peers, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). These risks are listed from most to least significant based on their assessed impact on our Company and the probability that they may occur. If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, or that may arise based on new developments—may also become important factors that adversely affect our business.

Risks
The COVID-19 pandemic may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
The global economy is recovering; however, with the emergence of new variants, the impact of the COVID-19 pandemic on the global economy, including government and regulatory responses to the pandemic, which could vary by country and region, remains uncertain and difficult to predict.

In most of the countries where we operate, forecasts over the next 12 months indicate growth as a result of policy stimulus, high vaccination rates, easing of pandemic restrictions, and a reduction in supply-chain disruptions combined with a wave of pent-up demand.

Our office remobilization is slower than initially expected, due in large part to changes in public health guidance in many locations.

We have also implemented a COVID-19 vaccination policy, in the interests of keeping our employees and workplaces healthy and safe and remaining compliant with vaccination mandates from clients and governments.

The diversity of our geographies, business lines, and clients helps us manage risk. For example, when the availability of private capital is limited, our backlog may benefit from increased public sector spending. The fact that we are geographically diverse means our results are not dependent on the economic conditions of one region. Similarly, when the volume of work in one business line might be reduced, it may be balanced by increased or newer

Management's Discussion and Analysis
December 31, 2021	M-33	Stantec Inc.

opportunities in other areas. We are prudently managing our costs and safeguarding the strength of our balance sheet to support the resiliency of our business.

Though we continue to manage our business well through the pandemic, the pandemic could also increase other risk factors listed here and create new risks, which could adversely affect our business, financial health, and results of operations.

Project workplaces are inherently dangerous. Failure to maintain safe work sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.
Project sites are inherently dangerous, with hazardous materials, large equipment mobilization, and vehicle traffic. With projects and office locations across the globe, our employees travel to and work in high-security-risk countries that may be undergoing political, social, and economic problems that could lead to war, civil unrest, criminal activity, acts of terrorism, or public health crises.

Even though we have developed policies, processes, and protocols that can be used to safely reopen our offices, exposure to COVID-19 remains a risk.

Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be exposed to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. Failure to maintain a strong safety record may also result in losing client confidence and future projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.
Stantec derives revenue almost exclusively from services performed by our employees. Failure to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, and maintain or expand client relationships.

We may experience difficulties in hiring additional employees or replacing employees with respect to roles that require security clearances or other special qualifications that may be limited or difficult to obtain.

Our vaccine requirements to enter Stantec offices may also affect our ability to attract and retain staff.

In recent years, there have been movements across the world to raise the issues of racial injustice and societal inequity. Stantec is committed to making a difference and improving the communities we live and work in. We are building further on our inclusion and diversity efforts with outreach, advancement programs for women, a gender pay equity review, and through developing specific recommendations from our Inclusion & Diversity subcommittee with respect to persons of color.

Demand for Stantec’s services is vulnerable to economic downturns and reductions in government and private sector spending.
Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are exposed to geopolitical risks and fluctuations in the local economies where we operate. These risks can negatively impact client interest in pursuing new projects.

For example, currency and interest rate fluctuations, inflation, financial market volatility, and credit market disruptions may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows.

The pandemic has created the biggest economic uncertainty in decades. Although the global economy is recovering, the emergence of new COVID-19 variants continues to be disruptive. The global economy remains uncertain and difficult to predict. Expected government infrastructure spending to stimulate economic recovery may be impacted by unprecedented deficits and pandemic-related priorities at various levels of the government.

With these conditions, our clients may seek to change the overall mix of services they purchase and demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to accept unfavorable contract terms that cause revenue and margin reductions and greater liability.

Management's Discussion and Analysis
December 31, 2021	M-34	Stantec Inc.

A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.
Like other global companies, we rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems, to conduct our business.

Although we devote significant resources to securing Stantec’s computer systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk. During the pandemic, ransomware attacks have increased dramatically, placing Stantec—like all other organizations—at increased risk.

If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data that our clients entrust us with could harm our clients and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients.

In addition, many of our projects use leading-edge technologies to deliver innovative solutions to our clients including design of state-of-the-art SMART buildings, connected autonomous vehicles, or other infrastructure facilities. Any cyber breach of such systems may expose us and our clients to remediation and litigation costs.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including project management, billing and collecting tools, administrative overheads, and an appropriate insurance program—must be managed effectively; otherwise, we may incur additional costs. Projects that are over budget or not on schedule may lead to client dissatisfaction, claims against Stantec, and withheld payments. Delayed billings and customer payments may require Stantec to increase working capital investment. High administrative overheads may result in Stantec not being competitive in the marketplace.

Stantec may have difficulty achieving organic revenue growth expectations.
Many of our business lines are affected by economic and societal conditions, where revenue generation may be impacted by reduced public or private sector capital spend, changed demand for project types, and delayed or cancelled projects caused by funding issues.

If we are unable to effectively compete for projects, expand services to existing and new clients, and attract qualified staff, or if we are significantly affected by adverse economic conditions, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to source suitable acquisition targets could impair our growth.
There is increased competition among acquirers in our industry and transaction multiples are also trending upwards, reflecting the market’s valuation of the sector.

Suitable acquisition candidates may be more difficult to find and available only at prices or under terms that are unfavorable. Future acquisitions may decrease our operating income or operating margins, and we may be unable to recover investments made in those acquisitions.

If we are not able to successfully manage our integration program, our business and results of operations may be adversely affected.
Difficulties encountered while integrating acquired companies could adversely affect the Company’s business. This may prevent us from achieving anticipated synergies and improving our professional service offerings, market penetration, profitability, and geographic presence, all key drivers of our acquisition program. The value of an acquired business may decline if we are unable to retain key employees of the acquired business.

Acquired firms may also expose Stantec to unanticipated problems or legal liabilities undiscovered during our due diligence processes. While in transition, information technology and financial management systems integration of acquired firms may expose us to information security, cyber security risks, and gaps in internal controls.

Integration efforts have been made more challenging due to pandemic travel constraints, limiting the ability to get experienced resources on site. This has also provided opportunity for refinement and improvement of processes and resource building for future improvements in effectiveness and efficiency.

Management's Discussion and Analysis
December 31, 2021	M-35	Stantec Inc.

Deficiencies in internal control over financial reporting may adversely affect Stantec's financial conditions and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal control over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in our independent auditors reporting a material weakness in their report on internal control over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) or any other exchange on which our common shares may be listed.

Claims and litigation against us could adversely impact our business.
The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. This risk is increasingly higher in recent years compared to previous years due to the complexity of the projects we are now involved in as well as increased claims in the industry and a hardening insurance market.

Stantec bears the risk of cost overruns on fixed-price contracts.
Our contract profile includes fee-for-service and fixed price contracts. In the case of fixed price contracts Stantec may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates or if we make errors in estimating costs. Poor project management may also result in cost overruns and claims.

Failure to manage subcontractor performance could lead to significant losses.
Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants. If these third parties do not perform to acceptable standards, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

Due to participation in joint arrangements, we may have limited control and be adversely impacted by the failure of the joint arrangement or its participants in fulfilling their obligations.
As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

A failure in our IT infrastructure could lead to business interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. We must constantly upgrade our applications, systems, and network infrastructure, as well as attract and retain key IT personnel; otherwise, service delivery and revenues could be interrupted.

Our continued investments in IT systems and infrastructure have enabled us to allow our staff to seamlessly transition to work remotely.

Management's Discussion and Analysis
December 31, 2021	M-36	Stantec Inc.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US Foreign Corrupt Practices Act, the UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anticorruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anticorruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal control, policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are ultimately found not to have engaged in misconduct.

Force majeure events could interrupt our business and negatively impact our ability to complete client work.
Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism. Though we maintain a strong business continuity program, a major event could impact our ability to operate and may put our employees and clients at risk.

Climate change creates both risks and opportunities for Stantec.
Our business interruption risk is exacerbated by an increasing number of extreme weather events related to climate change.

Transitioning to a lower-carbon economy may present risks in the form of new environmental regulations, laws, and policies that could result in increased costs or create the potential for litigation, possibly preventing a project from going forward.

Climate change events are having impacts on investment decisions by local governments. On one hand, it is spurring on additional investments by local governments to make their cities and communities more resilient and on the other hand, it is diverting funds that might otherwise be invested into other infrastructure.

Addressing climate change has also created opportunities for Stantec. All our business lines have programs related to renewable energy, climate change adaptation, resiliency, sustainable buildings and infrastructure, environmental preservation, carbon capture and storage, and more. By partnering with our clients, we help them proactively address business interruption risk and better protect the environment. This results in additional revenue for Stantec.

New or changing policies, regulations, and standards could adversely affect our business operations and results.
Stantec’s business model includes a range of business operating units and jurisdictions, each with its own rules and regulations. As we grow geographically, complying with additional regulations and standards could materially increase our costs; not complying could have a significant impact on our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

Compliance with information security standards such as NIST, DFAR, and ISO27001 etc., are increasing the requirements to bid for projects. Inability to meet those requirements would limit our ability to pursue business opportunities.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

Management's Discussion and Analysis
December 31, 2021	M-37	Stantec Inc.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Several capital market risks could affect our business including currency risk, interest rate risk, and availability of capital.

Although we report our financial results in Canadian dollars, the greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars. A stronger Canadian dollar could result in decreased net income from our non-Canadian dollar businesses.

Our credit facility carries a floating rate of interest; our interest costs will be impacted by change in interest rates. Our interest rate swap agreement related to a tranche of the term loan and our recent fixed rate bond offering has significantly reduced our exposure to floating rates. We are also subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms.

This may negatively affect our competitiveness and results of operations.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office closures could result in restructuring and/or asset impairment charges.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.
Continuous changes to various global tax laws are a risk for our organization. Recent changes include the US tax reform under the Build Back Better Act or the international tax reform under Organisation for Economic Co-operation and Development. These measures could have a material impact on our effective tax rate and a material impact on the results of our operations.

Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates with material impacts on our net income or cash flows.

In some jurisdictions, Stantec has defined benefit pension plans that are currently in deficit positions. The deficit positions could grow in the future, resulting in higher cash contribution requirements.
Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially and adversely affected.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

Management's Discussion and Analysis
December 31, 2021	M-38	Stantec Inc.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Effective Processes and Systems
Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:
ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2013 (Information Security Management)

In 2021, after an extensive independent third-party audit, Stantec has achieved global ISO certification across all operations and geographies for the Quality Management, Environmental Management, Occupational Health and Safety Management and Information Security Management standards, moving away from the previous country-specific certifications.
Throughout our organization, we use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our Business Operating Units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory cyber security training); and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage’ workers’ compensation and employer’s liability; directors’ and officers’ liability; professional, pollution, and cyber liability; fiduciary, and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for:
•Identifying and valuing acquisition candidates
•Undertaking and coordinating due diligence

Management's Discussion and Analysis
December 31, 2021	M-39	Stantec Inc.

•Negotiating and closing transactions
•Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $300 million in senior unsecured notes, and the issuance of common shares.

Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2021.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of GTA, Engenium, Paleo, Drive by Values, Cardno, and CMEC acquisitions. These financial results are included in the Company’s 2021 audited consolidated financial statements because these entities were acquired by the Company through business combinations during 2021. The aggregate assets of these entities represent 5.1% of the Company’s total assets as at December 31, 2021, and the aggregate liabilities represent 6.3% of the Company's total liabilities as at December 31, 2021. The aggregate gross revenue earned from the date of acquisition to December 31, 2021 represents 1.9% of the Company's gross revenue for the year ended December 31, 2021.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls are included in our 2021 audited consolidated financial statements.

As previously disclosed in our MD&A for the year ended December 31, 2020, in October 2020, management determined a material weakness existed in the Company’s internal control over financial reporting related to transactional revenue controls (the “Transactional Revenue Controls”) over the completeness and measurement of revenues and the related unbilled receivables, contract assets, and deferred revenue, including controls with respect to the review and approval of contract information as it is being entered into the accounting system. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

As previously disclosed, in response to the identification of this material weakness, we took immediate action to remediate it, and, to that end, new and improved Transactional Revenue Controls were designed and implemented as of November 15, 2020. Management continued to remediate the design of these new controls and monitored and evaluated their design effectiveness in the first half of 2021. Beginning in the third quarter of 2021 and prior to filing this MD&A, management completed its testing of the newly designed controls. In light of the foregoing remediation activities and testing of controls, management determined that our internal control over financial reporting was effective as of December 31, 2021.

Management's Discussion and Analysis
December 31, 2021	M-40	Stantec Inc.

Management has concluded that the weakness did not result in any misstatements or adjustments in the Company's audited consolidated financial statements for the years ended December 31, 2020 or 2021 nor for any unaudited interim consolidated financial statements for any of the reporting periods therein.

Other than the design remediation of the Transactional Revenue Controls in the first half of 2021, there has been no change in our internal control over financial reporting during the year ended December 31, 2021, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Event
Dividends
On February 23, 2022, our Board of Directors declared a dividend of $0.18 per share, payable on April 18, 2022, to shareholders of record on March 31, 2022.

Cautionary Note Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2022 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our expectation to achieve our four key financial targets by the end of 2023 as set out in the Strategic Plan section of this MD&A;
•Our expectation that an incremental US$2 trillion in emerging engineering and design opportunities will become available in the next decade;
•Our pledge to achieve carbon neutrality for 2022 and net zero by 2030;
•Our belief that clients will be increasingly seeking our expertise to address severe weather events, aging infrastructure, growing populations and climate change;
•Our expectation that our increased presence at the at the US federal level and infrastructure stimulus will further bolster our US backlog;
•Our priority in 2022 to complete the integration of Cardno;
•Our belief that there will be economic tailwinds in support of our organic growth initiatives, and our balance sheet strength and pipeline of potential opportunities will support further M&A growth in 2022;
•Our belief that we are on track to reduce our physical real estate footprint by approximately 30% and deliver a further $0.20 to $0.25 contribution to earnings per share by the end of 2023;
•Our belief that we are well positioned to withstand continuing challenges caused by the pandemic, the opportunities created by public sector stimulus, growing demand for sustainable solutions in infrastructure renewal and resiliency in responding to climate change drivers;
•Our expectation that organic net revenue growth in 2022 will be in the mid to high-single digits weighted to the second half of the year;
•Our expectation that organic growth in the US will be in high single digits in 2022, driven by growing momentum, primarily in the second half of 2022, as a result US backlog and project opportunities from the $1.2 trillion infrastructure catalyst bill;

Management's Discussion and Analysis
December 31, 2021	M-41	Stantec Inc.

•Our expectation that our Global businesses will achieve high single digit to low double-digit growth, driven by rebounds in sectors most disrupted by the pandemic and anticipated continued demand and stimulus in infrastructure sectors;
•Our expectation that we will maintain high levels of activity in Canada in 2022, driving low single digits organic growth;
•Our targets and expectations for 2022, including, among others things, that net revenue in 2022 is expected to increase from 18% to 22%, adjusted EBITDA in 2022 will be in range of 15.3% to 16.3% of net revenue, with some forecasted fluctuations throughout 2022, that adjusted net income in 2022 will continue to benefit from the optimization of our occupancy footprint, namely the optimization will generate approximately $0.11 to $0.12 per share and drive adjusted net income to a margin of 7.5% or greater of net revenue, and that adjusted diluted EPS is expected to deliver 22% to 26% growth in comparison to 2021;
•Our expectation that project margin as a percentage of net review will be consistent in 2022, in comparison to 2021;
•Our intention to make investments in internal resources to support growth and the commercialization of new innovations and technologies and increased discretionary spending (albeit not to pre-pandemic levels);
•Our expectation to contribute approximately $15 million to pension plans in 2022;
•Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
•Our expectations in the Critical Accounting Estimates section;
•Our belief in certain forecasts indicating that there will be growth over the next 12 months in most of the countries where we operate;
•Our expectations that our diversified business lines, geographies and client will help us manage the risks caused by the COVID-19 pandemic;
•Our belief that diversifying our geographic presences and service offerings, and focusing on key client sectors will reduce our susceptibility to industry-specific and regional economic cycles;
•Our expectation that Stantec is positioned to capture growth opportunities in Australia and the US as a result of the Cardno and other select acquisitions completed in 2021;
•Our intention to continue to pursue selective acquisitions;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our ability to limit credit risk and our expectations that the COVID-19 pandemic will not adversely affect such ability; and
•Our expected adoption of accounting standards discussed in the Future Adoptions section.
These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Management's Discussion and Analysis
December 31, 2021	M-42	Stantec Inc.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2022 and their effect on our business. The material factors and assumptions used to support our 2022 outlook included on M-10 are set forth below:
•Management assumed an average value for the US dollar of $1.25 and for the GBP $1.73 for 2022.
•In Canada, the overnight interest rate target is currently at 0.25% and will likely increase in 2022. The company’s fixed rate debt on bonds and one term loan is expected to partially offset this.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 23.2% to 24.2% and was considered based on the tax rates in place as of December 31, 2021, as well as our mix of expected earnings for the countries we operate in.
•The Canadian unemployment rate— 5.9% in 2021— is expected to improve in 2022 due to a continued recovery from the pandemic. In the United States, the unemployment rate— 3.9% in 2021, has improved since the peak of the COVID-19 pandemic and is expected to improve further in 2022.
•In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2022 is 1.63 million, a 16% increase compared to 2021. In Canada, the number of total housing starts is forecasted to improve in 2022 by greater than 20% compared to 2021.
•The American Institute of Architects ABI (architectural billing index) has risen to 52.0 as of December 2021 from 42.6 at the end of 2020, reflecting a steady turn-around across all US geographies and most business sectors. Architectural billings are expected to continue to grow in 2022.
•Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. However, the World Bank expects oil, metals, and minerals prices for 2022 to remain at levels consistent with 2021.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 23, 2022, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2022, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management's Discussion and Analysis
December 31, 2021	M-43	Stantec Inc.